Exhibit 99.4

Execution Copy of Oct. 6, 2014

THIS SHARE SALE AGREEMENT (the “Agreement”) is made the 7th day of October, 2014

BETWEEN:

(1)                                 IFM Overseas Partners L.P. an exempted limited partnership incorporated and existing under the laws of the Cayman Islands with its registered address at Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, George Town, Cayman Islands (the “IFMOP”) and acting through its general partner, IFM Overseas Limited, a company incorporated and existing under the laws of the Cayman Islands with its registered address at One Capital Place, Shedden Road, PO Box 847, George Town, Grand Cayman, Cayman Islands, KYI-1103 (the “General Partner”);

(2)                                 IFM Investments Limited, a company incorporated and existing under the laws of the Cayman Islands with its registered office at Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, Shedden Road, PO Box 847, George Town, Grand Cayman, Cayman Islands, KYI-1103 (“IFM Investments”);

(3)                                 Donald Zhang, an individual and national of the United States of America and holder of US passport number 422031682, whose principal residential address is 26A Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing, China;

(4)                                 Harry Lu, an individual and national of the United States of America and holder of US passport number 488931752, whose principal residential address is 26A Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing, China; and

(5)                                 GL Asia Mauritius II Cayman Ltd. a company incorporated and existing under the laws of Cayman Islands with its registered office at Admiral Administration, Ltd. (Cayman Islands), P.O. Box 32021 SM, Anchorage Centre, 2nd Floor, Grand Cayman, Cayman Islands (“GLAM II”).

(6)                                 SouFun Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands whose registered office is at Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies (the “SFH “)

WHEREAS:

(A)                               GLAM II invested in an exchangeable note issued by IFMOP on 19 October 2007 (as amended and restated on 27 January 2011 and further amended and restated on 7 June 2012) (the “Note”). The Note is secured by the Share Mortgage.

(B)                               On 27 April 2012 GLAM II, the Founders, the General Partner and IFM Investments entered into a restructuring deed which restructuring became effective on 7 June 2012 (the “Restructuring Deed”).

(C)                               It is proposed that SFH invests in IFM Investments and as a condition of GLAM II providing its consent to such investment as required under the terms of the Restructuring Agreement, the other Parties make the representations, warranties and covenants as set forth in this Agreement including repayment in full of the Note and the acquisition by SFH of the Sale Shares.

IT IS AGREED as follows:

1.                                      DEFINITIONS AND INTERPRETATION

1.1                               In this Agreement the following expressions shall have the following meanings:

“Affiliate” means, in relation to any person, a subsidiary of that person or a Holding Company of that person or any other subsidiary of that Holding Company.

“Closing” means the closing of the sale and purchase of the Sale Shares under this Agreement.

“Encumbrance” means (a) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Law, and (b) any proxy, power of attorney, voting agreement, interest, option, right of first offer, refusal or transfer restriction in favour of any Person.

“Exchange Act” mean the US Securities Exchange Act of 1934, as amended; “Founders” means Donald Zhang and Harry Lu.

“GLAM II’s Warranties” means the representations and warranties set forth in Clauses 5.1 and 5.2.

“Holding Company” of any other person, means a company in respect of which that other person is a subsidiary.

“IFM Parties” means IFMOP, the General Partner, IFM Investments and the Founders.

“IFM Parties’ Warranties” means the representations and warranties set forth in Clauses 5.4 and 5.5.

“Investment Agreements” means (a) the securities purchase agreement dated on or about the date hereof between IFM Investments and SFH and (b) the investor’s rights agreement referred to therein, (c) that certain loan agreement and share pledge agreement dated on or about the date hereof among IFMOP and SFH, (d) the employment agreements between IFM Investments and each of Mr. Donald Zhang and Mr. Harry Hang Lu dated on or about the date hereof (the “Employment Agreements”), a share purchase agreement among the Investor and GLAM II and any other documents contemplated by the foregoing agreements as set forth in Exhibit A.

“Law” means any law, rule, regulation, guideline, policy, notification, circular, press note, directive, order or other pronouncement having the effect of law of any governmental authority, securities exchange or other self-regulating body, any common or customary law, constitution, code, ordinance, statute or other legislative measure and any treaty, order, decree, judgment, writ, injunction, legally binding agreement with a governmental authority, stipulation, determination, declaration or award.

“Long Stop Date” means December 19th 2014 or such later date as the Parties may agree.

“NYSE” means The New York Stock Exchange, Inc.

“Parties” means all parties to this Agreement.

“Person” means any natural person, firm, company, governmental authority, joint venture, partnership, association or other entity (whether or not having separate legal personality).

“Rule 144” means Rule 144A promulgated the SEC;

“Sale Shares” means 3 class A ordinary shares of IFM Investments and 2,042,078 American depositary shares representing 91,893,510 Class A ordinary shares of IFM Investments.

“SEC” means the US Securities and Exchange Commission;

Secured Shares” means 260,000,000 Class A Ordinary Shares registered in the register of members of IFM Investments in the name of the General Partner, acting for and on behalf of IFMOP.

“Securities Act” means the US Securities Act of 1933, as amended;

“SFH ADS” means 285,165 American depositary shares of SFH(1).

“SFH’s Warranties” means the representations and warranties set forth in Clauses 5.1, 5.3 and 5.5.

“Share Mortgage” means the Cayman Islands’ law-governed share mortgage granted by IFMOP and the General Partner for the benefit of GLAM II in respect of all of the Secured Shares.

1.2                               The Appendixes, Exhibits and Schedules to this Agreement form part of the Agreement and shall be at all times be construed as being one document.

2.                                      SHARE SALE

2.1                               Upon the terms and subject to the conditions of this Agreement, GLAM II shall sell and transfer to SFH, and SFH shall purchase, the Sale Shares free and clear of all Encumbrances.

2.2                               Subject to the other terms and conditions of this Agreement, in consideration for the Sale Shares SFH shall, at Closing, deliver and transfer to GLAM II the SFH ADS free and clear of all Encumbrances.

3.                                      CONDITIONS PRECEDENT TO CLOSING

3.1                               The obligation of GLAM II and SFH to proceed to Closing on the Closing Date shall be subject to fulfilment of the following conditions (unless waived in writing (a) in case of the conditions in (i) and (iii) by GLAM II, and (b) in case of the conditions in (ii) by SFH):

(i)                                     the Investment Agreements shall have been executed by the parties thereto in the form set forth in Exhibit A; and SFH shall have confirmed to GLAM II in writing that the conditions precedent to its obligations therein have been satisfied and/or waived;

(ii)                                  GLAM II’s Warranties are true and correct on the Execution Date and on and as of the Closing Date with the same effect as though they had been made on and as of the Completion Date and all undertakings and covenants herein made by GLAM II (to the extent required to be performed on or prior to the Closing Date) shall have been duly performed and SHF shall have received evidence that the share pledge to be granted to SFH over IFMOP’s shares in IFM Investments has been perfected in form and substance satisfactory to SFH; and

(iii)                               SFH’s Warranties and the IFM Parties’ Warranties are true and correct on the Execution Date and on and as of the Closing Date with the same effect as though they had been made on and as of the Closing Date and all undertakings and covenants herein made by SFH and the IFM Parties (to the extent required to be performed on or prior to the Closing Date) shall have been duly performed.

3.2                               The Parties shall cooperate with each other in good faith and shall undertake reasonable efforts to ensure that all conditions precedent in Clause 3.1 are satisfied as soon as reasonably practicable after the date hereof.

4.                                      CLOSING

4.1                               Closing shall take place at the office of Skadden, Arps, Slate, Meagher & Flom, 30/F, China World Office 2, No. 1, Jian Guo Men Wai Avenue, Beijing], commencing at 9:00 am (Beijing

(1) calculated based on CTC26/9 closing price*1.05*GLAM II’s CTC ADS/SFUN26/9 closing price which is 1.31*1.05*2,042,078/9.85=285,165” SFUN ADS time) on the 2nd Business Day following the day on which all the conditions precedent to Closing as specified in Clause 3.1 are satisfied (unless waived in accordance therewith by GLAM II and/or SFH (as applicable) in writing, each acting in its sole discretion) or on such later date as GLAM II and SFH may mutually agree in writing, not being later than the Long Stop Date (the “Closing Date”).

4.2                               On the Closing Date:

(a)                                 GLAM II shall receive in immediately available funds full payment of all amounts due or payable to it under the Note;

(b)                                 GLAM II shall release the Secured Shares from the Share Mortgage and deliver to SFH the share certificates representing the Secured Shares;

(c)                                  Ms Jennifer Tang and Mr. Dick Kwan shall deliver their resignation letters to IFM Investments tendering their respective resignations as director on the Board of Directors of IFM Investments with effect from the Closing Date; and

(d)                                 GLAM II shall confirm in writing to the IFM Parties and SFH that rights of GLAM II stipulated in the Restructuring Deed have terminated in accordance with Clause 17 of the Restructuring Deed and the obligations of IFMOP and the General Partner under the Note have been discharged in full.

4.3                               If the Closing shall not have occurred by the Long Stop Date this Agreement shall automatically terminate and shall cease to have any effect other than those provisions that expressly survive termination.

5.                                      UNDERTAKINGS, REPRESENTATIONS AND WARRANTIES

5.1                               Each of the GLAM II and SFH represents and warrants to the other that:

(a)                                 the representations and warranties in this Clause 5.1 are true:

(i)                                     as at the date of this Agreement; and

(ii)                                  as at the Closing Date,

by reference to the facts and circumstances existing at such dates;

(b)                                 It has been duly incorporated and organized, and is validly existing under the laws of the Cayman Islands.

(c)                                  It has all requisite power and authority to execute, deliver and perform its obligations pursuant to this Agreement (and the Investment Agreements, in the case of SFH). All actions on its part necessary for the authorization, execution, delivery of and the performance of all of its obligations pursuant to this Agreement (and the Investment Agreements, in the case of SFH) have been taken.

(d)                                 Assuming the due authorization, execution and delivery hereof by the other Parties hereto, this Agreement (and the Investment Agreements, in the case of SFH) constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally.

(e)                                  The execution, delivery and performance of this Agreement (and the Investment Agreements, in the case of SFH) by it shall not:

(i)                                     violate any provision of its constitutional documents;

(ii)                                  conflict with or result in any breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both constitute) a default under, any agreement to which it is a party or by which it is bound; or

(iii)                               violate any law or regulation of the country where it is incorporated or any other jurisdiction in which it maintains a business presence.

(f)                                   To its knowledge, no order has been made, petition presented, resolution passed or meeting convened for its winding up and there are no cases or proceedings under any applicable insolvency, reorganization, or similar Laws concerning it.

5.2                               GLAM II represents and warrants to SFH as at the date of this Agreement and as at the Closing Date that it is the sole beneficial owner of, and has full authority to sell, transfer or dispose of, the Sale Shares and that the Sale Shares are free and clear of all Encumbrances.

5.3                               SFH represents and warrants to GLAM II that (a) as at the Closing Date it has full authority to sell, transfer or dispose of, the SFH ADS, (b) as at the Closing Date it is the sole legal and beneficial owner of the SFH ADS, the SFH ADS are American Depositary Receipts in book-entry form, free and clear of all Encumbrances and other as described in Clause 5.9 are freely tradeable, transferable and not subject to any restriction on resale and (c) the SFH ADS are, and as at the Closing Date will be, listed on the NYSE. If the SFH ADS cease to be listed on NYSE within 12 months after the Closing, or during such time are suspended from trading for at least five consecutive trading days, GLAM II shall have the right to sell the SFH ADS to SFH at per ADS price equal to the volume-weighted average trading price of the SFH ADS for the 60 trading days immediately preceding the date the ADS ceased being traded on NYSE. Such right may be exercised by GLAM II giving SFH notice in writing of the same specifying (i) the number of SFH ADS it is selling, (ii) the price per SFH ADS and (iii) the date SFH shall acquire such SFH ADS (provided that such date shall not be earlier than five business days after the date of the notice) and SFH shall acquire all the SFH ADS specified in GLAM II”s notice on the date specified for completion in GLAM II’s notice.

5.4                               Each of the IFM Parties and, in respect of paragraphs (c) and (d) only, the Founders, represents and warrants that:

(a)                                 the representations and warranties in this Agreement are true:

(i)                                     as at the date of this Agreement; and

(ii)                                  as at the Closing Date,

by reference to the facts and circumstances existing at such dates;

(b)                                 each of IFMOP, the General Partner and IFM Investments is a legal entity duly organized and validly existing under the laws of its place of incorporation and each has the corporate power to enter into, deliver and perform its obligations under this Agreement and the Investment Agreements to which it is a party;

(c)                                  each of Donald Zhang and Harry Lu has full legal capacity and is not in a state of insanity or some other infirmity that he cannot deal with his own affairs and has not been declared to be incompetent by a court when entering into or performing the terms and conditions of this Agreement and each Investment Agreement to which he is a party and has taken all necessary action to execute, deliver and perform his obligations under this Agreement and each Investment Agreement to which he is a party;

(d)                                 this Agreement and each Investment Agreement to which it/he is a party has been duly authorized and executed by it and constitutes its valid and legally binding obligation, enforceable in accordance with its terms;

(e)                                  the execution, delivery and performance of this Agreement and to each Investment Agreement to which it is a party will not contravene:

(i)                                     any law, regulation, order, decree or authorisation applicable to it;

(ii)                                  (in the case of IFMOP, the General Partner and IFM Investments only), any provision of its constitutional documents; or

(iii)                               any contractual restriction binding on or affecting it or any of its assets; and

(f)                                   all authorisations required for the execution and delivery of this Agreement and of each Investment Agreement to which it is a party and the performance of its obligations hereunder and thereunder have been obtained and are in full force and effect.

5.5                               Each of the IFM Parties and SFH represents and warrants to GLAM II that: (a) as at the date of this Agreement the Investment Agreements have been or will be contemporaneously executed by the parties thereto in the form set forth in Exhibit A, and (b) as at the date of this Agreement and the Closing Date, other than the transactions contemplated under this Agreement and the Investment Agreements, there are no other agreements, arrangements or understandings between any of the IFM Parties and SFH and/or their respective Affiliates and no payment has been made or agreed to be made to any of the IFM Parties or their respective Affiliates or relatives, in connection with or arising out of the transactions contemplated under this Agreement and the Investment Agreements, other than as provided for in the Investment Agreements.

5.6                               Each of SFH and the IFM Parties acknowledges that GLAM II has entered into this Agreement in full reliance on SFH’s Warranties and the IFM Parties’ Warranties and GLAM II acknowledges that SFH has entered into this Agreement in full reliance on GLAM II’s Warranties.

5.7                               Each of the IFM Parties and SFH acknowledges that the Note, the Share Mortgage and Restructuring Agreement remain in full force and effect until Closing and agrees that on and from the date of this Agreement until Closing, they will not take any action or omit to take any action, or encourage or induce, encourage, aid or abet any other Party to take any action or omit to take any action (as applicable) in breach of the terms of the Note, the Share Mortgage or the Restructuring Deed other than as specifically consented to by GLAM II under this Agreement or with the prior written consent of GLAM II.

5.8                               Until the date that is 12 months from the Closing Date, SFH shall use reasonable commercial endeavors to:

(a)  timely file all reports required to be filed by SFH after the date hereof under the Securities Act and the Exchange Act (including the reports pursuant to Section 13(a) or 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144) and the rules and regulations adopted by the SEC thereunder),

(b)  if SFH is not required to file reports pursuant to such sections, prepare and furnish to GLAM II and make publicly available in accordance with Rule 144(c) such information as is required for GLAM II to sell the SFH ADS under Rule 144, and

(c)  furnish to GLAM II, so long as GLAM II owns any SFH ADS, forthwith upon request (i) a written statement by SFH that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act and (ii) such other information as may be reasonably requested to avail GLAM II of any rule or regulation of the SEC that permits the selling of any such securities without registration, as may be necessary and all to the extent required from time to time to enable GLAM II to sell SFH ADS without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, including causing its legal advisers to issue and deliver any appropriate legal opinion required to permit GLAM II to sell SFH ADS under Rule 144 upon receipt of appropriate documentation relating to such sale, provided that upon written request by SFH GLAM II shall reimburse all reasonable costs, fees and expenses incurred by SFH in complying this Clause 5.8 but only in respect of any costs,

fees and expenses that SFH would not otherwise incur if it complies with all laws, rules and regulations applicable to it, but for the requirement to comply with this Clause 5.8.

5.9                               GLAM II represents that it is acquiring the SFH ADS for investment purposes for its own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and it does not have any present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, GLAM II further represents that it has not been organized for the purpose of acquiring the SFH ADS, and it does not have any contract with any person to, directly or indirectly, sell, transfer or grant participations, with respect to any of the SFH ADS, and has not solicited any person for such purpose. GLAM II represents that it understands that the SFH ADS are characterized as “restricted securities” under U.S. federal securities laws inasmuch as they are being acquired from SFH in a transaction not involving a public offering and that under such Laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances and it understands that the SFH ADS have not been qualified or registered under the laws of any other jurisdiction and therefore may be viewed as restricted securities under any or all of such other applicable securities laws.

6.                                      MISCELLANEOUS

6.1                               Fees, Costs and Expenses: Each Party shall bear its own costs, fees and expenses incurred at any time and from time to time in connection with this Agreement.

6.2                               Severability: If a term of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that will not affect:

(a)                                 the legality, validity or enforceability in that jurisdiction of any other term of the Agreement; or

(b)                                 the legality, validity or enforceability in other jurisdictions of that or any other term of the Agreement.

6.3                               If a term of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any jurisdiction, it shall be replaced by a mutually acceptable provision, which being valid, legal, enforceable and in compliance with applicable government policy comes closest to the intention of the parties to this Agreement underlying such illegal, invalid or unenforceable term

6.4                               Survival: If this Agreement is terminated in accordance with Clause 4.3, it shall be of no further force and effect, except for the provisions of Clause 1 (Interpretation), Clause 5 (Undertakings, Representations and Warranties), Clause 6 (Miscellaneous); provided, however, that such termination shall, unless otherwise agreed by the Parties, be without prejudice to the rights of any Party in respect of a breach of this Agreement prior to such termination

6.5                               Confidentiality

(a)                                 Subject to applicable Laws, the terms and conditions of this Agreement, as well as all other non-public information provided by one Party to another Party hereunder (collectively, the “Confidential Information”), including its or their existence, shall be considered confidential information and shall not be disclosed by the Party receiving such information from another Party, except as permitted in accordance with the provisions set forth below in this Clause 6.5.

(b)                                 Notwithstanding the foregoing, each Party may disclose Confidential Information solely to its shareholders, the general partner or any limited partners of a Party or its affiliates, current employees, investment bankers, lenders, accountants and attorneys, in each case, only where such Persons are under appropriate nondisclosure obligations substantially similar to those set forth in this Clause 6.5.

(c)                                  In the event that any Party is requested by any governmental authority or becomes legally required (including without limitation, pursuant to securities laws and regulations) to disclose, under applicable Laws, any Confidential Information in contravention of the provisions of this Clause 6.5, such Party (the “Disclosing Party”) shall provide the other Parties hereto with prompt written notice of that fact and shall consult with the other Parties hereto regarding such disclosure. Except as permitted by this Clause 6.5, no press release or public announcements regarding the transactions as contemplated in this Agreement may be made by any Party in any press conference, professional or trade publication, marketing materials or otherwise to the general public without the prior written consent of the other Parties.

6.6                               Counterparts: This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all of which when taken together shall constitute a single instrument.

6.7                               Amendment. This Agreement may not be amended, modified or supplemented except by a written instrument executed by GLAM II and SFH. Any such amendment shall be binding on all of the Parties.

6.8                               Waiver. No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party that benefits from such provision and waiving such Party’s right, power or remedy therein. No failure or delay by a Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by a Party of any breach by any other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.

6.9                               Entire Agreement. This Agreement (together with the Investment Agreements and any other documents referred to herein or therein) constitutes the whole agreement among the Parties relating to the subject matter hereof and supersedes any prior agreements or understandings relating to such subject matter.

6.10                        Governing Law: This Agreement shall be governed by, construed and take effect in accordance with the laws of New York.

6.11                        Enforcement: Any state or federal court sitting in the County of New York, in the State of New York shall have exclusive jurisdiction to settle any dispute in connection with this Agreement.

6.12                        The state and federal courts sitting in the County of New York, in the State of New York are the most appropriate and convenient courts to settle any such dispute in connection with this Agreement. The IFM Parties and SFH agree not to argue to the contrary and waive objection to those courts on the grounds of inconvenient forum or otherwise in relation to proceedings in connection with this Agreement.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

EXHIBIT A

INVESTMENT AGREEMENTS

SIGNATURES

IFMOP

EXECUTED FOR AND ON BEHALF OF	)
IFM OVERSEAS PARTNERS L.P.	)
ACTING BY ITS GENERAL PARTNER	)	/s/ Donald Zhang
IFM OVERSEAS LIMITED	)	BY:
	)	DULY AUTHORISED SIGNATORY

GENERAL PARTNER

EXECUTED FOR AND ON BEHALF OF	)
IFM OVERSEAS LIMITED	)	/s/ Donald Zhang
	)	BY:
	)	DULY AUTHORISED SIGNATORY

IFM INVESTMENTS

EXECUTED FOR AND ON BEHALF OF	)
IFM INVESTMENTS LIMITED	)	/s/ Donald Zhang
	)	BY:
	)	DULY AUTHORISED SIGNATORY

INDIVIDUAL PARTIES

EXECUTED BY	)	/s/ Donald Zhang
DONALD ZHANG	)

EXECUTED BY	)	/s/ Harry Lu
HARRY LU	)

GLAM II

EXECUTED FOR AND ON BEHALF OF	)
GL ASIA MAURITIUS II CAYMAN LTD.	)	/s/ Jennifer Tang
	)	BY:
	)	DULY AUTHORISED SIGNATORY

SFH

EXECUTED FOR AND ON BEHALF OF	)
SOUFUN HOLDINGS LIMITED	)	/s/ Tianquan Mo
	)	BY:
	)	DULY AUTHORISED SIGNATORY